Exhibit 99(a)(6)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CHARLES C. OSBORNE, JR. AND	)
HORTENSIA D. OSBORNE, Individually and	)
On Behalf of All Others Similarly Situated,	)
)
Plaintiffs,	)
)
v.	)	Civil Action No.
)
INHIBITEX, INC., M. JAMES BARRETT,	)
RUSSELL M. MEDFORD, A. KEITH	)
WILLARD, GABRIELE M. CERRONE,	)
RUSSELL H. PLUMB, MICHAEL A. HENOS,	)
MARC L. PREMINGER, CHRISTOPHER	)
MCGUIGAN, INTA ACQUISITION	)
CORPORATION, and BRISTOL-MYERS	)
SQUIBB COMPANY,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiffs, by their undersigned attorneys, for this Verified Class Action Complaint against defendants, allege upon personal knowledge with respect to themselves, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of Inhibitex, Inc. (“Inhibitex” or the “Company”) against Inhibitex and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on January 7, 2011 (the “Proposed Transaction”), pursuant to which Inhibitex will be acquired by Bristol-Myers Squibb Company and its wholly-owned subsidiary, Inta Acquisition Corporation (collectively, “BMS”). On or about January 7, 2011, the Board announced that it had caused Inhibitex to enter into a definitive agreement and plan of merger (“Merger Agreement”) to be acquired by BMS in a cash transaction by means of an all-cash tender offer (the “Tender Offer”) and second-step merger with a net transaction value of up to approximately $2.5 billion (the “Proposed Transaction”). The Company’s shareholders will either accept the proposed Tender Offer and tender their shares or else be cashed out in the anticipated follow-on acquisition. The Tender Offer is scheduled to commence within 10 business days of the date of the Merger Agreement and will expire after 20 business days unless the offer is extended.

2. The Proposed Transaction is the product of a flawed process that resulted from the Board’s failure to maximize shareholder value and deprived Inhibitex’s public shareholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiffs and the Class (defined herein). Moreover, as alleged herein, Inhibitex and BMS aided and abetted the Individual Defendants’ breaches of fiduciary duties. Plaintiffs seek enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

3. Plaintiffs are, and have been continuously throughout all times relevant hereto, the owners of Inhibitex common stock.

4. Defendant Inhibitex is a Delaware corporation and maintains its principal executive offices at 9005 Westside Parkway, Alpharetta, Georgia, 30009. Inhibitex is a biopharmaceutical company that focuses on the development of differentiated anti-infective products to prevent or treat serious infections. It primarily focuses to treat shingles caused by the varicella zoster virus and chronic infections caused by hepatitis C virus (HCV). The Company’s antiviral product candidates include INX-189, a HCV nucleoside polymerase inhibitor that has completed Phase Ib clinical trials for the treatment of chronic hepatitis C infection; and FV-100, an orally available nucleoside analogue prodrug, which is in Phase II clinical trials for the treatment of herpes zoster or shingles. The Company is also developing anti-bacterials comprising Staphylococcal Vaccines, which is under Phase I clinical trials to prevent Staphylococcus aureus infections; and Aurexis, a humanized monoclonal antibody that has completed Phase II trials for the treatment of Staphylococcus aureus bloodstream infections in hospitalized patients. Inhibitex has a license and development collaboration agreement with Pfizer, Inc. for the development of Staphylococcus aureus vaccines for humans. The Company’s common stock is traded on the Nasdaq under the ticker symbol “INHX.”

5. Defendant M. James Barrett (“Barrett”) has served as an Inhibitex director since 2002. According to the Company’s Annual Proxy Statement filed with the United States Securities and Exchange Commission (“SEC”) on Form DEF 14A on April 28, 2011 (the “2011 Proxy”), Barrett is a member of the Company’s Compensation Committee and the Nominating and Corporate Governance Committee.

6. Defendant Russell M. Medford (“Medford”) has served as an Inhibitex director since 1997. According to the 2011 Proxy, Medford is Chair of Inhibitex’s Science and Technology Committee and is a member of the Company’s Nominating and Corporate Governance Committee and the Audit Committee.

7. Defendant A. Keith Willard (“Willard”) has served as an Inhibitex director since 2005. According to the 2011 Proxy, Willard is Chair of Inhibitex’s Nominating and Corporate Governance Committee and is a member of the Company’s Audit Committee.

8. Defendant Gabriele M. Cerrone (“Cerrone”) has served as an Inhibitex director since 2007.

9. Defendant Russell H. Plumb (“Plumb”) has served as an Inhibitex director since 2007 and was appointed as the Company’s President, Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) on December 30, 2006. Previously, Plumb served as Inhibitex’s Vice President, Finance and Administration and CFO from August 2000 through December 2006.

10. Defendant Michael A. Henos (“Henos”) has served as an Inhibitex director since 1997 and has served as Chairman of the Board since April 2001. Henos also previously served as Chairman of the Board from July 1997 through January 2000. According to the 2011 Proxy, Henos is Chair of Inhibitex’s Compensation Committee.

11. Defendant Marc L. Preminger (“Preminger”) has served as an Inhibtex director since 2003. According to the 2011 Proxy, Preminger is Chair of Inhibitex’s Audit Committee and is a member of the Company’s Compensation Committee.

12. Defendant Christopher McGuigan (“McGuigan”) has served as an Inhibitex director since 2007. According to the 2011 Proxy, McGuigan is a member of the Company’s Science and Technology Committee.

13. Defendant Bristol-Myers Squibb Company is a Delaware corporation and maintains its principal executive offices at 345 Park Avenue, New York, New York, 10154. Bristol-Myers Squibb Company is a global biopharmaceutical company, discovers, develops, and delivers innovative medicines that help patients prevail over serious diseases. The company focuses on areas of serious unmet medical needs, such as cardiovascular disease, mental illness, cancer, HIV/AIDS, hepatitis B and C, rheumatoid arthritis, type 2 diabetes, solid organ transplantation, and Alzheimer’s disease.

14. Defendant Inta Acquisition Corporation is a Delaware corporation, a wholly-owned subsidiary of Bristol-Myers Squibb Company, and was created for the sole purpose of effecting the Proposed Transaction.

15. The defendants identified in paragraphs 5 through 12 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Inhibitex, the Individual Defendants are in a fiduciary relationship with plaintiffs and the other public shareholders of Inhibitex, and owe plaintiffs and Inhibitex’s public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

16. Each of the Individual Defendants at all times had the power to control and direct Inhibitex to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiffs and all Inhibitex shareholders.

17. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to plaintiffs and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

18. The Company’s public shareholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and are continuing to violate the fiduciary duties they owe to plaintiffs and the Company’s other public shareholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

19. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of themselves and the public shareholders of Inhibitex (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

20. This action is properly maintainable as a class action.

21. The Class is so numerous that joinder of all members is impracticable. As of November 3, 2011, there were 78,293,482 shares of Inhibitex common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

22. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiffs and the Class; and

b. Whether defendants will irreparably harm plaintiffs and the other members of the Class if defendants’ conduct complained of herein continues.

23. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

24. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

25. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

26. According to its website, Inhibitex is focused on developing differentiated products for the treatment and prevention of serious infectious diseases. Its clinical-stage programs include INX-189, a nucleotide polymerase inhibitor, and FV-100, a bicyclic nucleoside analogue, both of which are potent, orally available, antivirals in Phase 2 development for the treatment of chronic hepatitis C infections and herpes zoster (shingles), respectively, as well as Aurexis®, a humanized monoclonal antibody in clinical development for the adjunct treatment of serious S. aureus infections in combination with antibiotics. Antiviral programs in pre-clinical development include several differentiated oral nucleotide analogues for the treatment of HCV. In addition, Inhibitex has licensed the use of its MSCRAMM® protein platform to Pfizer, Inc. for use in the development of vaccines to prevent S. aureus infections.

27. On November 4, 2011, Inhibitex issued a press release wherein it announced its third quarter 2011 financial results. Although the Company reported a net loss of $5.3 million for the third quarter, it did report a revenue increase to $1.3 million from $0.3 million for the same quarter in 2010. Indeed, Individual Defendant Plumb commented on the positive momentum of the clinical development of INX-189 by saying:

We are very pleased with the progress we have made in the clinical development of INX-189 over the past several months, as well as the continued potent, dose-dependent antiviral activity it is demonstrating as monotherapy in genotype 1 treatment-naïve HCV patients[.] We look forward to expanding the scope of our Phase 2 program to include interferon-free combinations of INX189 with other antiviral agents in HCV genotype 1, 2, and 3 patients in 2012.

(Emphasis added).

28. According to a January 9, 2012 article appearing on SeekingAlpha.com, “[s]hares of Inhibitex, traded on the Nasdaq exchange, more than tripled in value last year, boosting the company’s market capitalization to $772.8 million as of Jan. 6…. The stock had battled back from an insider sale scare, and despite the fact that nearly 3 million shares were short, pressure to cover was mounting as bulls continued to push the stock price higher.” (Emphasis added).

29. On January 7, 2012, Inhibitex and BMS issued a joint press release wherein they announced the Proposed Transaction. Specifically, the press release announced that Inhibitex had entered into a definitive agreement to be acquired by BMS by means of a tender offer for $26.00 per share in cash, or approximately $2.5 billion.

30. Under the terms of the Merger Agreement, BMS will commence the Tender Offer to purchase all of the outstanding shares of Inhibitex’s common stock for $26.00 per share. The closing of the Tender Offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Inhibitex’s outstanding shares of common stock (on a fully diluted basis) and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The Merger Agreement also provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the Tender Offer which would result in all shares not tendered in the Tender Offer being converted into the right to receive $26.00 per share in cash.

31. According to the press release announcing the Proposed Transaction, The Board has agreed to recommend that Inhibitex’s shareholders tender their shares in the Tender Offer. In addition, shareholders with beneficial ownership of approximately 17% of Inhibitex’s common stock have entered into agreements with BMS to support the Proposed Transaction and to tender their shares in the Tender Offer.

32. In the press release announcing the Proposed Transaction, Elliott Sigal, BMS’ Vice President, Chief Scientific Officer and President of R&D, acknowledged the value that Inhibitex brings to BMS by saying in the press release announcing the Proposed Transaction: “The addition of Inhibitex’s nucleotide polymerase inhibitor to our own promising portfolio, which includes other direct-acting antivirals, brings additional options to develop all-oral regimens with better cure rates, shorter duration of therapy and lower toxicity than the current standard of care.” Indeed, BMS CEO Lamberto Andreotti also recognized the importance of Inhibitex and its contribution to the long-term growth of BMS. He said: “There is significant unmet medical need in hepatitis C. This acquisition represents an important investment in the long-term growth of the [C]ompany.” (Emphasis added).

33. To the detriment of the Company’s shareholders, the terms of the Merger Agreement substantially favor BMS and are calculated to unreasonably dissuade potential suitors from making competing offers. Indeed, the Merger Agreement contains a provision under which Inhibitex has agreed not to solicit any competing offers for the Company.

34. The Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 5.02 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 5.02(a) of the Merger Agreement states:

(a) Subject to Section 5.02(b) and 5.02(c), at all times during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall cause its Subsidiaries and their respective directors, officers and employees, and any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by it or any of its Subsidiaries, to not, (i) solicit, initiate, propose or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding or furnish to any Person (other than Parent, Sub or their respective Representatives or the Company’s Representatives) any information or data relating to any Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal, or provide, make available or waive restrictions on the use of any information or data concerning the Company or any Company Subsidiary to any Person pursuant to any commercial arrangement, joint venture arrangement, or other existing agreement or arrangement if it is reasonably likely that the Person receiving the confidential information could use such information for purposes of evaluating or developing a Takeover Proposal; provided that the foregoing shall not prohibit the Company or any Company Subsidiary from providing information or data to a Person as and to the extent required by, and in accordance with, written Contracts as in effect on the date hereof between the Company and such Person related to the Products, provided that any restrictions on use, confidentiality and similar provisions contained in such Contracts shall be enforced, (iii) grant any waiver, amendment or release under any standstill or confidentiality agreement (or any standstill or confidentiality provision of any other contract or agreement) or Takeover Provisions, or otherwise knowingly facilitate any effort or attempt by any Person to make a Takeover Proposal

(including providing consent or authorization to any Person to make a Takeover Proposal to any officer or employee of the Company or to the Company Board or any member thereof pursuant to any Existing Confidentiality Agreement), (iv) approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to a Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal, or that contradicts this Agreement or requires the Company to abandon this Agreement or (v) resolve, propose or agree to do any of the foregoing. The term “Existing Confidentiality Agreement” means any confidentiality, standstill or other agreement, understanding or arrangement in effect as of the date hereof between the Company or any of its Subsidiaries or any Affiliate or any Representative of the Company or its Subsidiaries, on the one hand, and any third party (other than Parent, Sub or their Affiliates or Representatives), on the other hand, providing for, among other things, (i) the confidential treatment of non-public information provided to such third party and/or (ii) prohibiting the third party from acquiring the assets or Equity Interests of the Company or any of its Affiliates (or similar actions).

(Emphasis added).

35. Section 5.02(b) of the Merger Agreement also provides a limited situation in which the Board may enter into discussions and negotiations in response to an unsolicited competing bid. Even then, however, the Merger Agreement requires the Board to provide BMS with written notice of the alternative proposal, including, but not limited to, notifying BMS of such suitor(s)’ identity within (24) twenty-four hours. Section 5.02(b) of the Merger Agreement states:

(b) Notwithstanding the provisions of Sections 5.02(a) or anything else in this Agreement to the contrary, at any time prior to the Offer Closing, the Company may, subject to compliance with this Section 5.02(b), in response to an unsolicited bona fide written Takeover Proposal from any Person after the date of this Agreement that the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal, and after the Company Board having determined in good faith, after consultation with outside legal counsel, that failure to take the following actions would be inconsistent with the Company Board’s fiduciary duties under applicable Laws, (i) furnish confidential information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its Representatives) pursuant to a customary standstill and confidentiality agreement (which need not restrict such Person from making an unsolicited Takeover Proposal) on terms no less favorable to the Company than those contained in the

Confidentiality Agreement (a “Qualifying Confidentiality Agreement”), provided that the Company shall promptly make available to Parent any information concerning the Company and its Subsidiaries that is provided to any Person making such Takeover Proposal that is given such access and which information was not previously made available to Parent or its Representatives, and (ii) participate in discussions and negotiations with the Person making such unsolicited bona fide written Takeover Proposal (and such Person’s Representatives) regarding such Takeover Proposal. Notwithstanding the foregoing, the Company shall not provide any commercially sensitive non-public information to any competitor in connection with the actions permitted by clause (i) of this Section 5.02(b), except in a manner consistent with the Company’s past practices in dealing with the disclosure of such information in the context of considering Takeover Proposals prior to the date of this Agreement. The Company shall as promptly as reasonably practicable (and in any event, within twenty-four (24) hours) advise Parent orally and in writing of the receipt of any proposals, inquiries or offers with respect to a Takeover Proposal after the date of this Agreement, the material terms and conditions of any such Takeover Proposal (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and the identity of the Person or group of Persons making any such Takeover Proposal. The Company shall keep Parent reasonably informed on a prompt basis of the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified, and material details of any such Takeover Proposal and provide Parent with any documents describing or evidencing any such Takeover Proposal sent by or provided to the Company or any of its Subsidiaries or Representatives as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt or delivery thereof).

(Emphasis added).

36. The Merger Agreement contains a highly restrictive “fiduciary out” provision in Section 5.02 permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances. Moreover, Section 5.02(c) of the Merger Agreement also grants BMS a “matching right” with respect to any “Superior Proposal” made to the Company. Section 5.02(c)(ii) of the Merger Agreement states, in relevant part:

(ii) Notwithstanding this Section 5.02(c) or anything else in this Agreement to the contrary, at any time prior to the Offer Closing, the Company Board may (A) in response to an Intervening Event, take or fail to take the actions specified in clauses (A), (D)(2) or (F) of Section 5.02(c)(i) (an “Intervening Event Adverse Recommendation Change”) if the Company Board determines in good faith, after consultation with its outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Stockholders of the Company under applicable Law and (B) in response to an unsolicited bona fide written Takeover

Proposal from any Person that is not withdrawn and that the Company Board concludes in good faith, after consultation with an independent financial advisor and outside legal counsel, constitutes a Superior Proposal, cause the Company to enter into a definitive agreement with respect to a Superior Proposal and terminate this Agreement pursuant to Section 8.01(f); provided , however , that (x) no Intervening Event Adverse Recommendation Change may be made and (y) the Company shall not exercise its right to terminate this Agreement pursuant to Section 8.01(f) until after (1) the period of three (3) business days (the “Notice Period”) following Parent’s receipt of written notice from the Company advising Parent, in the case of clause (x) above, of the reasons for such Intervening Event Adverse Recommendation Change, including a description of the Intervening Event in reasonable detail, and, in the case of clause (y) above, that the Company Board has received a Superior Proposal (or, in the event of a material modification of a Superior Proposal with respect to which prior written notice to Parent has been provided, the period shall be two (2) business days), specifying the material terms and conditions of the Superior Proposal (or material modification thereto), identifying the Person making such Superior Proposal and stating that the Company Board has resolved to exercise its right to terminate this Agreement pursuant to Section 8.01(f), (2) the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and the Parent Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Intervening Event would cease to necessitate an Intervening Event Adverse Recommendation Change or such Takeover Proposal would cease to constitute a Superior Proposal; provided that, in the event of any material revisions to the Takeover Proposal that the Company Board has determined to be a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.02 (including Section 5.02(c)) with respect to such new written notice and the revised Superior Proposal contemplated thereby and (3) a determination by the Company Board that the Takeover Proposal described in such written notice constitutes a Superior Proposal after taking into account any changes to this Agreement proposed and irrevocably committed to by Parent during such Notice Period. None of the Company, the Company Board or any committee of the Company Board shall enter into any agreement with any Person to limit or not to give prior notice to Parent of its intention to effect an Adverse Recommendation Change or to terminate this Agreement in light of a Superior Proposal.

(Emphasis added).

37. Additionally, Section 1.04 grants BMS an irrevocable option (the “Top-Up Option”). Section 1.04(a) states:

(a) The Company hereby grants to Sub an irrevocable option (the “Top-Up Option”), exercisable upon the terms and conditions of this Section 1.04, to purchase that number of newly-issued Shares (the “Top-Up Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares held by Parent and Sub at the time of such exercise, shall constitute one (1) Share more than the number of Shares necessary for Sub to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option), and (ii) the aggregate number of Shares that the Company is authorized to issue under the Company Charter but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top Up Option.

38. In other words, even if BMS acquires just 73% of the Company through the Tender Offer (because it already has 17% of the Company’s outstanding common stock locked up via the Tender and Support Agreement (defined below)), it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders including plaintiffs and members of the putative Class. The coercive effect of the Top-Up Option is patently obvious. Unless BMS gets the whole Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.

39. Further locking up control of the Company in favor of BMS is Section 8.03 of the Merger Agreement, which contains provision for a “Termination Fee” of $75,879,404 by the Company to BMS if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. Additionally, the Company may have to pay BMS up to $10 million to BMS for reimbursement of expenses.

40. Concurrently with the execution and delivery of the Merger Agreement, certain shareholders of the Company (including certain of its directors and its CEO) with beneficial ownership of approximately 17% of the Company’s outstanding shares, entered into a tender and support agreement (the “Tender and Support Agreement”) with BMS. Pursuant to the terms and conditions of the Tender and Support Agreement, each shareholder agreed, among other things, (i) to tender all shares beneficially owned by them pursuant to the Tender Offer, (ii) if necessary, to vote all shares beneficially owned by them in favor of the adoption of the Merger Agreement and the approval of the Proposed Transaction, (iii) not to solicit or initiate discussions with third parties regarding other proposals to acquire the Company.

41. The consideration to be paid to plaintiff and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of Inhibitex is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

42. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

43. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Inhibitex common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

44. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.

45. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Inhibitex’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Inhibitex’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Inhibitex’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Inhibitex; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

46. The Individual Defendants have breached their fiduciary duties to plaintiffs and the Class.

47. As alleged herein, defendants have initiated a process to sell Inhibitex that undervalues the Company and vests them with benefits that are not shared equally by Inhibitex’s public shareholders – a clear effort to take advantage of the temporary depression in Inhibitex’s stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Inhibitex at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Inhibitex’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction.

48. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiffs and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

49. Plaintiffs and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against Inhibitex and BMS)

50. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.

51. Defendants Inhibitex and BMS knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed

Transaction, Inhibitex provided, and BMS obtained, sensitive non-public information concerning Inhibitex’s operations and thus had unfair advantages that enabled it to acquire the Company at an unfair and inadequate price.

52. As a result of this conduct, plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Inhibitex shares.

53. Plaintiffs and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiffs pray for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiffs as the Class representatives;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiffs and the Class;

D. Directing defendants to account to plaintiffs and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiffs the costs of this action, including reasonable allowance for plaintiffs’ attorneys’ and experts’ fees; and

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F. Granting such other and further relief as this Court may deem just and proper.

Dated: January 11, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 N. Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiffs

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